Exhibit 99.1

EARNINGS PRESS RELEASE

MMT reports highest ever quarterly Gross Bookings and Adjusted Operating Profit1

Gross Bookings grow by 64.4% YoY2 to $1.74 Billion | Adjusted Operating Profit at $19.7 Million

National, January 31, 2023 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal third quarter ended December 31, 2022 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q3 FY2023

	Q3 FY23 ($ Million)	Q3 FY22 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	1,738.2	1,155.7	64.4%
Revenue as per IFRS	170.5	115.0	61.7%
Adjusted Margin[1]
Air Ticketing	70.2	52.9	45.2%
Hotels and Packages	72.0	54.1	45.3%
Bus Ticketing	20.3	14.1	57.6%
Others	9.6	5.9	79.1%
Results from Operating Activities	7.5	(6.2)
Adjusted Operating Profit (Loss)[1] (also known as Adjusted EBIT)[3]	19.7	13.2
Profit / (Loss) for the period	0.2	(9.0)

•
Demand for leisure travel and tourism improved this quarter on the back of peak seasonality. Q3 FY23 Gross Bookings grew by 64.4% in constant currency2 YoY to $1.74 billion, the highest ever in our Company’s history.
•
Adjusted Operating Profit1 of $19.7 million in Q3 FY23, as compared to $13.2 million in Q3 FY22, the highest ever in our Company's history, on the back of strong operating leverage.
•
Profit for the period was $0.2 million as compared to a loss of $9.0 million during same quarter last year.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“Positive consumer sentiment and peak seasonality on the back of festivals and holidays led to improved travel demand during this quarter. As a result, we recorded our highest ever quarterly Gross Bookings and Adjusted Operating Profit. Strong growth across air, hotels and bus bookings reaffirms our position as a trusted travel super-app in India.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures, and operating results are included at the end of the earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.
(3)
Adjusted Operating Profit (Loss) is commonly referred to among investors and analysts in India as Adjusted EBIT.